FORM 5

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Marino, Gary O.	2. Issuer Name and Ticker or Trading Symbol RailAmerica, Inc. (NYSE: RRA)	6. Relationship of Reporting Person to Issuer (Check all applicable)

  ☒ Director
  ☒ Officer (give title below)
  ☐ 10% Owner
  ☐ Other (specify below)
                       Chairman of the Board, Chief Executive
Officer & President
(Last) (First) (Middle) RailAmerica, Inc. 5300 Broken Sound Blvd., N.W.	3. IRS Number of Reporting Person (Voluntary)	4. Statement For Month/Year 2001
(Street) Boca Raton Florida 33487		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line) ☒ Form Filed by One Reporting Person
☐ Form Filed by More Than One Reporting Person
(City) (State) (Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transac- tion Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer’s Fiscal Year	6. Owner- ship Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			(Instr. 3, 4 and 5)			(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
			Amount	(A) or (D)	Price
Common Stock, par value $.001 per share						123,362	D

*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
(Print or Type Responses)

FORM 5 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercis- able and Expira- tion Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
						Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
				(A)	(D)

Options Granted Pursuant to Employment Agreement (Right to Buy)	—	—	—	—	—	1/8/98	1/8/08	Common Stock, par value $.001	75,000	$7.25	75,000	D

Options Granted Pursuant to Employment Agreement (Right to Buy)	—	—	—	—	—	1/8/98	1/8/08	Common Stock, par value $.001	75,000	$8.00	75,000	D

Options Granted Pursuant to Employment Agreement (Right to Buy)	—	—	—	—	—	1/8/98	1/8/08	Common Stock, par value $.001	75,000	$8.75	75,000	D

Options Granted Pursuant to Employment Agreement (Right to Buy)	—	—	—	—	—	1/8/98	1/8/08	Common Stock, par value $.001	75,000	$9.50	75,000	D

1998 Executive Incentive Compen- sation Plan (Right to Buy)	—	—	—	—	—	4/7/99 (1)	4/7/09	Common Stock, par value $.001	50,000	$8.75	50,000	D

1998 Executive Incentive Compen- sation Plan (Right to Buy)	—	—	—	—	—	1/1/00 (2)	1/1/10	Common Stock, par value $.001	500,000	$9.00	500,000	D

1998 Executive Incentive Compen- sation Plan (Right to Buy)	$12.01	6/22/01	A	350,000	—	6/22/01 (3)	6/22/11	Common Stock, par value $.001	350,000	$12.01	350,000	D
  Explanation of Responses:

(1)	Thirty three and one third percent (33 1/3%) of such options became exercisable on each of April 8, 2000 and April 8, 2001 and another thirty three and one third percent (33 1/3%) of such options will become exercisable on April 8, 2002.

(2)	Thirty three and one third percent (33 1/3%) of such options became exercisable on January 1, 2000, January 1, 2001 and January 1, 2002.

(3)	Thirty three and one third percent (33 1/3%) of such options became exercisable on June 22, 2001 and another thirty three and one third percent (33 1/3%) of such options will become exercisable on each of June 22, 2002 and June 22, 2003.

/s/ Gary O. Marino	February 12, 2002
Signature of Reporting Person (1) Gary O. Marino	Date

    **  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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